HALF MOON TECH, LLC
FINANCIAL STATEMENTS

FOR THE YEAR 2021
APR 19-AUG 31

HALF MOON TECH, LLC

CONTENT

HALF MOON TECH LLC

BALANCE SHEET

08/31/2021

ASSETS

CURRENT ASSETS

Cash:	$30,000.00
Accounts Receivable:	$0.00
Inventory:	$0.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$30,000.00**

FIXED ASSETS

Long-Term Investments:	$0.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$0.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$0.00
NET FIXED ASSETS:	**$0.00**

OTHER ASSETS

Goodwill:	$0.00

TOTAL ASSETS: **$30,000.00**

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$0.00
Accrued Wages:	$0.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	**$0.00**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	**$0.00**

OWNER'S EQUITY

Paid-In Capital:	$30,000.00
Net Income:	$0.00
TOTAL EQUITY:	**$30,000.00**

TOTAL LIABILITIES & EQUITY: **$30,000.00**

PROFIT AND LOSS STATEMENT-AUG 31, 2021

Company Name: HALF MOON TECH LLC

Profit and Loss Statement

For the PERIOD STARTING 04/19/2021 **Ended** 08/31/2021 **and** ____________

Time Period	08/31/2021	
Revenues	$0	
Revenue from Primary Activites	$0	
(Less Returns and Allowances)		
Total Revenue	$0	
Costs	$0	
Cost of Revenue	$0	
GROSS PROFIT	$0	
Operating Expenses	$0	
General and Administrative	$0	
Insurance	$0	
Non Recurring	$0	
Payroll Taxes	$0	
Rent	$0	
Research and Development	$0	
Salaries and Wages	$0	
Sales and Marketing	$0	
Utilities	$0	
Other	$0	
Total Operating Expenses	$0	
OPERATING INCOME	$0	
Non-Operating or Other	$0	
Interest Revenue	$0	
(Interest Expense)	$0	
Gain/(Loss) on Sale of Assets	$0	
Gain/(Loss) from Legal Action	$0	
(Depreciation and Amortization)	$0	
Other Gain	$0	
(Other Loss)	$0	
Total Non-Operating or Other	$0	
Discontinued Operations	$0	
Gain/(Loss)	$0	
Extraordinary Items	$0	
Gain/(Loss)	$0	
PRE-TAX INCOME	$0	
Taxes	$0	
Income Tax Expense	$0	
NET INCOME	$0	

CASH FLOW

HALF MOON TECH LLC
Statement of Cash Flows
For the Five Months Ended 08/31/2021

Cash Flow from Operating Activities	
Net Income	0
Cash Provided by/Used in Operating Activities	**0**
Cash Flow from Investing Activities	
Cash Provided by/Used in Investing Activities	**0**
Cash Flow from Financing Activities	
Investment by Owner	30,000
Cash Provided by Financing Activities	**30,000**
Net Increase in Cash	**30,000**
Beginning Cash Balance	0
Cash at 08/31/2021	**30,000**

Statement of Member's Equity

PERCENTAGE INTERESTS IN NET PROFITS AND NET LOSSES AS OF 08/31/2021

HALF MOON TECH LLC

MEMBER'S NAME	MEMBER'S NET PROFITS PERCENTAGE	MEMBER'S NET LOSSES PERCENTAGE
XIN WEI	67%	67%
AYSENUR SOUTHER	15%	15%
SHANGCAO YUAN	3%	3%
SHUAICHENG WEI	15%	15%
TOTALS:	100%	100%

HALF MOON TECH, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR 2021

APR 19-AUG 31

1. ORGANIZATION AND PURPOSE

HALF MOON TECH, LLC. (the "Company"), is a Limited Liability Company organized under the laws of the State of Nevada. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.